August 19, 2013

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

Re: ScanSys, Inc. (formerly known as Apex 7 Inc.)

Amendment No. 1 to Form 8-K

Filed August 01, 2013
Form 10-Q for the quarterly period ended June 30, 2013

Filed August 01, 2013

File No. 000-54874

Dear Mr. Spirgel:

This correspondence is in response to your letter dated August 8, 2013 in reference to our filing of the Form 8-K/A filed August 1, 2013 and our Form 10-Q for the quarterly period ended on June 30, 2013 filed on August 1, 2013, on the behalf of ScanSys Inc. (formerly known as APEX 7 Inc.) File No. 000-54874.

Please accept the following responses and note that Registrant filed amended Form 8-K/A on August 19, 2013 and our Form 10-Q for the quarterly period ended on June 30, 2013 filed on August 19, 2013.

Comment 1

Item 5.06 –Change in Shell Company Status, page 26

1. Please disclose the date you believe you exited shell company status. We note your statement that you did not earn minimal revenues until the quarterly period ended June 30, 2013.

Answer: Registrant notes the Commission’s comment and state that we believe we have exited shell company status on May 1, 2013 when our operations began. It was this date when our contract was assigned and with the addition of hardware and inventory, we began our business activities supporting our Juvenile Welfare Board of Pinellas County, Florida customer contract obligations.

Comment 2

Item 10 –Recent Sales of Unregistered Securities, page 28

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2. We note you have placed the definition of accredited investor on page 29. Please disclose how Messrs. Ellis and Kirstowski qualify.

Answer: We note the Commission’s comment and David Ellis and Jason Kristowski provided us with executed accredited investor questionnaires indicating that they qualify as accredited investors under Rule 501 of Regulation D under the Securities Act of 1933 (“Rule 501”).  We reasonably relied on these shareholders’ representations that they are accredited under Rule 501 in issuing the restricted shares of common stock.

Comment 3

Exhibits

3. We note you have filed the agreement with the Juvenile Welfare Board. Please advise whether you have filed the entire agreement without any redactions or omission. It appears you have redacted Exhibit 2 that includes the fees. If you have made any redactions or omissions then you must file a confidential treatment request and follow the procedures under Staff Legal Bulletin No. 1:

http://www.sec.gov/interps/legal/slbcflr.htm.

Answer: During our scanning process we inadvertently filed a version that did not have Exhibit 2 attached. We have amended our filing with the proper version and it now reflects to show our entire agreement, which includes the fees.

Form 10-Q for the quarterly period ended June 30, 2013

Comment 4

Report of Independent Registered Public Accounting Firm, page 6

4. Please review the title so that it clearly indicates that it is the accountant’s review report. An appropriate title may be “Independent Accountant’s Review Report.”

Answer: We have revised our filing to reflect this change in the title of our report.

Comment 5

5. Please ask your independent accounting firm to address the following items to comply with the PCAOB requirements for an accountant’s review report in AR Section 90:

Please state the statements of operations and cash flows for the period December 12, 2012 (inception) through June 30, 2013 have been reviewed.

Please revise to state that a review includes primarily applying analytical procedures to management’s financial data and making inquires of company management, and state that a review is substantially less in scope that an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and that, accordingly, the accountant does not express such an option.

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Please review to include a paragraph that describes management’s responsibility for the financial statements and for internal control over financial reporting, specifically stating that management is responsible for the preparation and the fair presentation of the financial statements in accordance with US GAAP and designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement.

The accountant’s report should include a paragraph that states the accountant’s responsibility is to conduct the review in accordance with SSARSs issued by the AICPA. The paragraph should state that those standards require the accountant to perform the procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements and the accountant believes that the results of his or her procedures provide a reasonable basis for his or her report.

Answer: We note the Commissions comments in respect to our Form 10-Q for the quarterly period ended June 30, 2013 and the errors listed in this comment were mainly due to posting errors. After we reviewed the posted report on the SEC website, we identified there were numerous sentences that were missing. We have reviewed the posted version to ensure the errors avoided. In addition, we extended the coverage including the period December 12, 2012 (inception) to June 30, 2013.

Financial Statements

Comment 6

6. Each page of the reviewed financial statements should include a reference to the accountant’s review report, such as “See Independent Accountant’s Review Report.”

Answer: We note the Commissions comments and wording has been changed to “See Independent Accountant’s Review Report” on each page of the financial statements.

Comment 7

7. Please tell us why you believe the $1000 that was forgiven was debt. We note that disclosure in Note 4. of your unaudited financial statements for March 31, 2013 that this was a related party transaction with no specific term and no interest on the loan. Tell us how you applied the guidance in ASC 470-50-40-2 in evaluating whether the forgiveness of debt should be accounted for as a capital transaction, instead of recording a gain.

Answer: We have changed the accounting treatment for the Company’s debt. It was converted to capital when the ownership changed during the quarter.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

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Respectfully submitted,

/s/ David M. Ellis

David M. Ellis

President

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